

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 9, 2010

Mr. James Guerra
Chief Operating Officer and Chief Financial Officer
Lightbridge Corporation
1600 Tysons Boulevard, Suite 550
McLean, VA 22102

     Re: Lightbridge Corporation
           Form 10-K for the Year Ended December 31, 2009
           File No. 1-34487

Dear Mr. Guerra:

     We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                 Sincerely,

                 Daniel L. Gordon
                 Branch Chief